Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Where Food Comes From, Inc. (“Company” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act, as amended: common stock. The following description of our common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation, as amended, and Bylaws, each of which are incorporated by reference as exhibits to our Annual Report on Form 10-K, and applicable provisions of Colorado law.

Description of Common Stock

Authorized Capital Stock. Our authorized capital stock consists of 95,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value. The outstanding shares of our common stock are fully paid and nonassessable.

Liquidation Rights. Upon our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in our assets after the payment of all debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Dividend Rights. Subject to limitations under Colorado law and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of legally available funds.

Voting Rights. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Other Rights. Holders of common stock have no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Listing. Our common stock is traded on The NASDAQ Capital Market under the symbol “WFCF.”